Commission File No. 001-39415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

VASTA PLATFORM LIMITED
(Exact name of registrant as specified in its charter)

Av. Paulista, 901, 5th Floor

Bela Vista

São Paulo, São Paulo, 01310-100

Brazil

+55 11 3133-7311
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common shares, par value US$0.00005 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  48  .

Pursuant to the requirements of the Securities Exchange Act of 1934 Vasta Platform Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2026

By:	/s/ Guilherme Alves Mélega
	Name:	Guilherme Alves Mélega
	Title:	Chief Executive Officer